
July 19, 2023

David Schwarzbach
Chie Financial Officer
YELP INC
350 Mission Street, 10th Floor
San Francisco, CA 94105

> **Re: YELP INC**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Filed February 24, 2023**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2023**
> **Filed May 5, 2023**
> **File No 001-35444**

Dear David Schwarzbach:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview
Deliver More Value to Advertisers, page 45

1. Please disclose how you define and determine "lead-through rate," which you refer to as "an important quality indicator, converting a greater percentage of ad clicks to leads on average in 2022 compared to 2021." Explain how this relates to the stated average CPC increase of 27% from 2021.

Enhance the Consumer Experience, page 45

2. Please define "click-through rate" and how it relates to your operations.

Factors Affecting Our Performance
Macroeconomic Conditions, page 45

3.   You disclose "Strong advertiser demand combined with less robust consumer activity has significantly increased our average CPC in 2022 compared to 2021." Please explain to us and disclose the two factors impact average CPC.

Results of Operations
Years Ended December 31, 2022 and 2021
Net Revenues, page 53

4.   Please quantify the cited factors to which changes are attributed for advertising revenue. For example, you disclose the increase in advertising revenue was driven "by higher aggregate customer spend and an increase in paying advertising locations" without quantifying either, and the factors cited for "Transactions" were not quantified. Refer to the introductory paragraph of Item 303(b) of Regulation S-K, and (b)(2)(iii) therein, and section 501.04 of our Codification of Financial Reporting Policies for guidance. Also, quantify the cited factors regarding your analysis of cash flows for operating activities.

Form 10-Q for the Quarter Ended March 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Three Months Ended March 31, 2023 and 2022
Net Revenue, page 27

5.   You reference higher average revenue per location as a factor for the increase in advertising revenue for the period ended March 31, 2023 compared to the prior year period. However, you don't explain how this measure is determined, or identify it is a metric used by management in managing or monitoring the performance of your business. Please explain your consideration of average revenue per location as a metric used by management in managing and monitoring performance of your business. As applicable, disclose the use of this metric consistent with the requirements of Staff Release 33-10751.

      In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Robert Shapiro at 202-551-3273 or Doug Jones at 202-551-3309 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services